Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com
Group Secretariat

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

30th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 30th August 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Unconditional Offer for MCL Land Closes

30th August 2002 – Jardine Strategic Holdings Limited today announced that the voluntary unconditional cash offer (the "**Offer**") for MCL Land Limited closed at 3.30 p.m. on 30th August 2002 (the "**Closing Date**").

As at 3.30 p.m. on the Closing Date, Jardine Strategic had received valid acceptances of the Offer in respect of an aggregate of 20,938,440 MCL Land shares, representing approximately 5.67 per cent. of the issued share capital of MCL Land.

Prior to 12th July 2002, the date of announcement of the Offer, Cycle & Carriage Limited, a concert party of Jardine Strategic, held 220,449,882 MCL Land shares, representing approximately 59.71 per cent. of the issued share capital of MCL Land.

On 26th August 2002 Jardine Strategic made payment for valid acceptances of the Offer received during the period from 2nd August 2002 (being the date of despatch of the offer document) up to 5.00 p.m. on 21st August 2002.

Jardine Strategic will make payment for valid acceptances of the Offer received during the period from 22nd August 2002 up to 3.30 p.m. on the Closing Date as soon as practicable but in any event within 21 days after receipt of valid acceptances of the Offer.

On 12th July 2002, Jardine Strategic announced the voluntary pre-conditional cash partial offer for Cycle & Carriage (the "**C&C Partial Offer**"), which would increase its shareholding in Cycle & Carriage from 29.13 per cent. to 50.2 per cent. Subject to the C&C Partial Offer becoming unconditional, Jardine Strategic would be required under Singapore regulatory requirements to make a chain principle offer for the 40.29 per cent. of MCL Land not already owned by Cycle & Carriage. The primary purpose of Jardine Strategic in making the Offer was to fulfil the requirement to make the chain principle offer in a manner that provided certainty to holders of MCL Land shares as to the offer price. It would not, otherwise, have been Jardine Strategic's intention to acquire any MCL Land shares. The Singapore authorities have confirmed that, having made the Offer, Jardine Strategic will not be required to make the chain principle offer for MCL Land if and when the C&C Partial Offer becomes unconditional.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (71 per cent.) and Cycle & Carriage (29 per cent.).

-end-

For further information, please contact:

UBS Warburg
Paul Lai (852) 2971 6467
Vineet Mishra (65) 6836 5744

Golin/Harris Forrest
Nick Bradbury (852) 2501 7910
Joanne Chong (65) 6551 5443

This and other Group announcements can be accessed through the Internet at "www.jardines.com".

The full announcement of the closing of the Offer is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The Directors of Jardine Strategic Holdings Limited (the "Directors") (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information in relation to MCL Land), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.